Exhibit 21

LIST OF SUBSIDIARIES

Jurisdiction of Organization

Milkgoat Industrial Co., Ltd	BVI
Milkgoat (China) Goat Dairy Co., Ltd.	PRC
Shaanxi Milkgoat Dairy Co., Ltd.	PRC
Fuping Milkgoat Dairy Co., Ltd.	PRC
Weinan Milkgoat Production Co., Ltd.	PRC